Will H. Cai

+852 3758 1210

wcai@cooley.com

March 8, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Ms. Heather Clark Mr. Kevin Stertzel Mr. Alex King Ms. Erin Purnell

Re:	TOYO Co., Ltd Amendment No. 3 to Draft Registration Statement on Form F-4 Submitted February 8, 2024 CIK No. 0001985273

Ladies and Gentlemen:

On behalf of our client, TOYO Co., Ltd (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated February 14, 2024 (the “Comment Letter”), relating to the Amendment No. 3 to Draft Registration Statement on Form F-4 (the “DRS/A”), and a verbal comment communicated to the Company on February 14, 2024. In response to the comments set forth in the Comment Letter and the verbal comment, the Company has revised the DRS/A and is publicly filing its registration statement on Form F-4 (the “Registration Statement”) and certain exhibits via EDGAR with this response letter.

The Staff’s comments are repeated thereafter in bold and are followed by the Company’s responses. Page references in the text of this response letter correspond to the page numbers of the Registration Statement. Capitalized terms used but not defined herein are used herein as defined in the Registration Statement.

Amendment to Draft Registration Statement on Form F-4

Unaudited Pro Forma Combined Balance Sheet, page 150

1.	Please ensure that material transactions that occurred after the most recent balance sheet date are adjusted for in the pro forma balance sheet to the extent related to the transaction. In this regard, we note working capital notes from December 2023 as well as extension notes issued subsequent to the balance sheet.

In response to the Staff’s comment, the Company has revised page 151 of the Registration Statement.

Unaudited Pro Forma Combined Statement of Operations, page 153

2.	As your annual pro forma statement of operations is presented for the twelve months ended June 30, 2023, your interim pro forma statement of operations should be presented for the three months ended June 30, 2023. Please revise to include a pro forma statement of operations for the interim period including BWAQ and TOYO Solar data for the three months ended June 30, 2023.

Cooley HK 35th Floor Two Exchange Square 8 Connaught Place Central Hong Kong

T: +852 3758 1200 F:+852 3014 7818 cooley.com

March 8, 2024 Page 2

The Company respectfully advises the Staff that, pursuant to Section 6220.8(a) of the Financial Reporting Manual, the age of the pro forma financial information included in a registration statement is based on the age of financial statements requirement applicable to the registrant. If the registrant is a foreign private issuer, such as the Company, the age of the pro forma information may be determined by reference to Item 8 of Form 20-F. Pursuant to Item 8 of Form 20-F, the pro forma information included in the Registration Statement must at the minimum contain (i) statements of operations for the six months ended June 30, 2023, and statements of operations for the year ended December 31, 2022, and (ii) balance sheet as of June 30, 2023. The pro forma information disclosed in the Registration Statement includes the following, which in the Company’s view, satisfies the requirements under Item 8 of Form 20-F:

1.	Unaudited pro forma combined balance sheet as of June 30, 2023 that combines the historical unaudited condensed balance sheet of BWAQ as of June 30, 2023 with the historical unaudited condensed balance sheet of TOYO Solar as of June 30, 2023;

2.	Unaudited pro forma combined statements of operations for the six months ended June 30, 2023 that combines the historical unaudited condensed statements of operations of BWAQ for the six months ended June 30, 2023 with the historical unaudited condensed statements of operations of TOYO Solar for the six months ended June 30, 2023; and

3.	Unaudited pro forma combined statements of operations for the year ended December 31, 2022 that combines the historical statements of operations of BWAQ for the twelve months ended December 31, 2022 with the historical statements of operations of TOYO Solar for the period from its inception on November 8, 2022 through December 31, 2022.

The Company has revised pages 151 through 157 of the Registration Statement to reflect the above.

Compensation of Directors and Executive Officers, page 222

3.	Please update your disclosure in this section to reflect the fiscal year ended December 31, 2023.

In response to the Staff’s comment, the Company has revised page 227 of the Registration Statement.

Verbal Comment from the Staff on February 14, 2024, page 21

4.	Please remove all disclosure relating to the SPAC Rule Proposals regarding the Investment Company Act, especially with regards to the Safe Harbor.

In response to the Staff’s comment, the Company has revised on page 23 of the Registration Statement.

* * *

Cooley HK 35th Floor Two Exchange Square 8 Connaught Place Central Hong Kong

T: +852 3758 1200 F:+852 3014 7818 cooley.com

March 8, 2024 Page 3

If you have any questions regarding the response letter, please contact the undersigned by phone at +852-3758-1210 or via e-mail at wcai@cooley.com.

Very truly yours,

/s/ Will H. Cai
Will H. Cai

cc:	Junsei Ryu, Chief Executive Officer, Vietnam Sunergy Cell Company Limited
Liang Shi, Chief Executive Officer, Blue World Acquisition Corporation
Ruomu Li, Esq., Partner, Cooley LLP
Reid S. Hooper, Esq., Cooley LLP
Er (Arila) Zhou, Esq., Partner, Robinson & Cole LLP
Ze’-ev D. Eiger, Esq., Partner, Robinson & Cole LLP

Cooley HK 35th Floor Two Exchange Square 8 Connaught Place Central Hong Kong

T: +852 3758 1200 F:+852 3014 7818 cooley.com